Exhibit 12.1

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2009		2008		2007		2006		2005

Income before income taxes and losses in equity investments(a)	$1,475		$1,801		$1,792		$1,560		$1,253

Fixed charges deducted from income:
Interest expense	426		455		521		545		496
Implicit interest in rents	38		38		44		49		51

	464		493		565		594		547

Earnings available for fixed charges(b)	$1,939		$2,294		$2,357		$2,154		$1,800

Interest expense	$426		$455		$521		$545		$496
Capitalized interest	17		17		22		18		9
Implicit interest in rents	38		38		44		49		51

Total fixed charges(b)	$481		$510		$587		$612		$556

Ratio of earnings to fixed charges(a)	4.0	x	4.5	x	4.0	x	3.5	x	3.2	x

(a)	Our “Income before income taxes and losses in equity investments” for the periods presented has been significantly affected by charges for asset impairments, restructurings and other unusual items and income from divestitures. The effect of these non-recurring items on our “Income before income taxes and losses in equity investments” should be considered when comparing the “Ratio of earnings to fixed charges” for the periods presented.

(b)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Consolidated Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.